SEC
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MAR 15 2013

Washington DC
401

SEC 13011904 ISSION

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SEC FILE NUMBER
8- 68567

CD 3/27/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mediterranean Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Falken (954) 257-4825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb P.A.
(Name – *if individual, state last, first, middle name*)

1500 Gateway Blvd., Suite 202 (Address) Boynton Beach (City) FL (State) 33426 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD 3/27/13

OATH OR AFFIRMATION

I, Michael B. Falken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mediterranean Securities Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT STRALEAU
MY COMMISSION # DD 855946
EXPIRES: March 24, 2013
Bonded Thru Budget Notary Services

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

MEDITERRANEAN SECURITIES GROUP, LLC

REPORT PURSUANT TO RULE 17A-5D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2012

MEDITERRANEAN SECURITIES GROUP, LLC

CONTENTS

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Mediterranean Securities Group, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mediterranean Securities Group, LLC as of December 31, 2012, and the related statement of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mediterranean Securities Group, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

As of December 31, 2012, the Company had a net loss of $361,016 and used cash in operations of $373,902 and is in violation of its net capital requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
March 13, 2013

Mediterranean Securities Group, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

CURRENT ASSETS:		
Marketable Securities	$	10,000
Deposit with clearing broker		25,000
Total Assets	$	35,000

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Cash overdraft	$	450
Accounts, salaries, and commissions payable		20,378
Total Liabilities		20,828
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBERS' EQUITY		14,172
Total Liabilities and Members' Equity	$	35,000

The accompanying notes are an integral part of this statement

Mediterranean Securities Group, LLC
Statement of Operations

		For the Year Ended December 31, 2012
REVENUE:		
Commission, consulting, and investment banking income	$	506,485
Other income		56,176
Total revenues		562,661
EXPENSES:		
Salaries, benefits, and payroll taxes	$	319,939
Commission expense		314,664
General and administration		133,693
Occupancy and equipment		64,699
Clearing charges		40,518
Regulatory expenses		16,792
Professional fees		33,372
Total expenses		923,677
NET LOSS	$	(361,016)

The accompanying notes are an integral part of this statement

Mediterranean Securities Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Balance at December 31, 2011	$	20,938
Capital Contribution (See Note 2)		354,250
Net loss		(361,016)
Balance at December 31, 2012	$	14,172

The accompanying notes are an integral part of this statement

Mediterranean Securities Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$	(361,016)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in commissions receivable		24,224
Increase in marketable securities		(10,000)
Decrease in accounts, salaries, and commissions payables		(27,110)
Net cash used in operating activities		(373,902)
CASH FLOW FROM INVESTING ACTIVITIES		
Decrease in MSH loan		2,738
Net cash used in investing activities		2,738
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contributions		354,250
Increase in cash overdraft		450
Net cash provided by financing activities		354,700
Net decrease in cash		(16,464)
CASH AT JANUARY 1, 2012		16,464
CASH AT DECEMBER 31, 2012	$	(-)

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of this statement

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Mediterranean Securities Group, LLC ("the Company") was formed as a limited liability company on June 30, 2009. The Company commenced operations and became licensed as a securities broker-dealer with the Securities and Exchange Commission on April 15, 2011 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") The Company is a licensed broker-dealer dealing mainly with securities and mutual funds. The Company's sole member is Mediterranean Securities Holdings, LLC.

Clearing Agreement

The Company, under Rule 15c3-3(k) (2) (ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company recognizes revenue on arrangements in accordance with FASB ASC 605, "Revenue Recognition". In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured. Investment advisory fees are recognized as earned over the term of the contract. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. The Company recognizes revenue and expenses from securities transactions on a trade date basis.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the sole member's tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Business Segments

The Company operates in one segment and therefore segment information is not presented.

Fair Value of Financial Instruments

FASB ASC 820 *"Fair Value"* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made by the Company. The following table sets forth the Company's assets and liabilities that were measured at fair value as of December 31, 2012, by level within the fair value hierarchy:

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments in common stock	$ 10,000	$ 10,000	$ -	$ -
Total assets	$ 10,000	$ 10,000	$ -	$ -

The amortized cost of equity securities as shown in the accompanying statement of financial condition and their estimated market value at December 31, 2012 is as follows:

	2012
Trading securities:	
Cost	$ 10,000
Unrealized gain or (loss)	-
Marketable equity securities classified as current	$ 10,000

The change in unrealized gains (losses) from trading securities for the year ended December 31, 2012 were as follows:

	2012
Unrealized gain (loss)	$ -

Concentration of Risk

During 2012, customer A represented approximately 14% of revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our financial statements.

Accounting Standards Update No. 2011-11 "Disclosures about Offsetting Assets and Liabilities" was issued in December, 2011 and is effective for reporting periods beginning on or after January 1, 2013. Management does not expect this update to have a material impact on our financial statements since the Company does not hold financial or derivative instruments that are offset and it is not subject to any type of master netting arrangement or similar agreement.

Accounting Standards Update No. 2012-02 "Intangibles – Goodwill and Other" was issued in July, 2012 and is effective for reporting periods beginning after September 15, 2012. Management does not expect this update to have a material impact on our financial statements since the Company does not currently include any indefinite-lived intangible assets in its financial statements.

Accounting Standards Update No. 2012-04 "Technical Corrections and Improvements" was issued in October, 2012 and for privately held companies it is effective for reporting periods beginning after December 15, 2013. This update covers a wide range of financial codification and reporting topics. Management does not expect this update to have a material impact on our financial statements.

Accounting Standards Update No. 2012-06 "Business Combinations" was issued in October, 2012 and is effective for reporting periods beginning on or after December 15, 2012. Management does not expect this update to have a material impact on our financial statements since the Company does not currently recognize any indemnification assets on its financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

During 2012, the parent company provided capital contributions of $354,250 to the Company.

During 2012, the Company repaid loans to the parent Company of $2,738.

NOTE 3 – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2012, the Company had a net capital and net capital requirement of $5,000. As of December 31, 2012, the Company is in default of its minimum capital requirement. The Company's net capital ratio (aggregate indebtedness to net capital) was .84 to 1.

NOTE 4 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balances in different financial institutions, which at times may exceed federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's financial instruments, including cash, deposit with clearing broker, other receivable, salaries and commissions payable and accounts payables and are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 – GOING CONCERN

As of December 31, 2012, the Company had a net loss of $361,016 and used cash in operations of $373,902 and is in violation of its net capital requirement. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 13, 2013, the date the financial statements were issued.

During 2013, the Company received capital contributions of $16,755.

SUPPLEMENTARY INFORMATION

Mediterranean Securities Group, LLC
Schedule I -Computation of Net Capital
Basic Net Capital Requirements and Computation of Aggregate Indebtedness
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2012

ASSETS

CREDITS:	
Members' Equity	$ 14,172
DEBITS:	
Nonallowable assets:	
Marketable securities	10,000
NET CAPITAL	4,172
Minimum requirements of 6-2/3% of aggregate indebtedness of $20,828 or $5,000, whichever is greater	5,000
Deficient net capital	$ (828)
AGGREGATE INDEBTEDNESS:	
Cash overdraft	$ 450
Accounts, salaries, and commissions payable	20,378
TOTAL AGGREGATE INDEBTEDNESS	$ 20,828
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.84 to 1

See the accompanying Independent Auditors' Report

Mediterranean Securities Group, LLC

Schedule II - Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 Included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing with the Computation Included in the Report Pursuant to Rule 17a-5(d)

December 31, 2012

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17a-5 PART II FILING	$	13,584
Adjustment:		
Increase in expenses		9,412
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$	4,172

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17-a-5

To the Board of Directors of:
Mediterranean Securities Group, LLC

In planning and performing our audit of the financial statements and supplementary information of Mediterranean Securities Group, LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exceptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than an inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph (k) (2(ii) as of December 31, 2012, and no facts came to our attention to indicate that such conditions had not been complied with during the year ended December 31, 2012.

This report is intended solely for the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants

Boynton Beach, Florida
March 13, 2013

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO RULE 17a-5(e) 4 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors of:
Mediterranean Securities Group, LLC

In accordance with Rule 17a-5(e) 4 under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Mediterranean Securities Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Mediterranean Securities Group, LLC's compliance with the applicable instructions of (Form SIPC-7). Mediterranean Securities Group, LLC's management is responsible for the Mediterranean Securities Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follow:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records; noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences.

4. Proved the arithmetic accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett, Vogt & Webb, P.A.

LIGGETT, VOGT & WEBB P.A.
Certified Public Accountants

Boynton Beach, Florida
March 13, 2013